SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 5th, 2002

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

File No. 1-10409

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5 December 2002

SIX CONTINENTS PLC

PRELIMINARY RESULTS

(for the financial year ended 30 September 2002)

1.       SUMMARY

Financial Highlights

-	Operating profit
-	Six Continents Hotels down 38.6% to £262m*
-	Six Continents Retail up 5.1% to £288m**
-	Britvic Soft Drinks up 10.5% to £63m

-	Profit before tax and exceptional items down 23.7% to £558m
-	Adjusted earnings per share before major exceptional items were 42.4p compared to 56.2p*** in 2001
-	Earnings per share were 53.0p compared to 51.3p*** in 2001
-	Total dividend up 2.9% to 35.3p per share

* before major operating exceptional
** ongoing estate
*** restated for FRS 19

Business Highlights

-	Hotels – Impacted by both the effects of 11 September 2001 and the downturn in economies across the globe. Continued to invest in the business to position it for the upturn
-	Results cover one of the toughest trading periods after the tragedy of 11 September 2001
-	RevPAR improvement in second half against first half.
-	Demonstrates relative resilience of our managed/ franchise, largely midscale business
-	1,600 Holiday Inn UK rooms renovated; Chicago, New York, Madrid InterContinental renovations completed
-	Future growth through strong pipeline of 479 hotels with 64,362 rooms

-	Retail – strong performance, with successful brand conversion strategy
-	Ongoing sales up 5.7% EBITDA up 7.5% – reinforced position as UK’s leading operator of managed pubs, bars and restaurants
-	Average weekly sales per outlet up 2.2% to £14,200: nearly three times the industry average
-	Focusing capex on the resilient suburban market (75% of conversions in the year)
-	Margins maintained despite regulatory cost increases
-	198 conversions to brands and formats opened during the year – further pipeline of 500 outlets for conversion fuelling future growth

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-	Soft Drinks – record performance
-	Britvic continued to grow market share and operating profit
-	Strong cost controls drive growth in operating profit of 10.5% to £63m
-	Robinsons and Pepsi made strong progress with volumes up 13% and 9% respectively

2.    CURRENT TRADING AND OUTLOOK

The macro–economic context remains uncertain, with business confidence at depressed levels and thus we remain cautious as to the extent and timing of any hotel recovery. Corporate travel is unlikely to rebound in 2003 to the extent that some had hoped, and there is pressure on room rates as our corporate customers inevitably squeeze prices, combined with a less attractive guest mix. Current indications are that corporate rates will be flat to marginally negative for 2003. Nonetheless we expect to benefit from the performance of the renovated InterContinentals and from our increased investment in sales and marketing.

In Hotels we are performing far better than we did in October and November of last year, but last year’s October and November numbers were more affected by September 11th than by recession. In comparison to the figures two years ago, which was in effect the peak of the last boom year, we are still well down and there is no discernible trend of improvement against that year to date. It is for this reason that we are more cautious as to the prospects for 2003 than we were as recently as the end of September. It is, however, worth noting that independent forecasters PWC have, since the end of August, brought their RevPAR forecasts down by 1.5%-3% for the calendar year to December 2003.

In Retail, October and November have seen some weakening of trading particularly in Greater London and on High Streets in the rest of the country, which together account for approximately 40% of Retail’s sales mix. By contrast, the 60% of sales generated in residential areas outside of London have been more resilient.

As a result, overall sales are ahead by 0.7%, but uninvested like for like sales, which were 3.4% lower in the second half of last year, were 4.5% down in the first eight weeks of this year, although gross margins overall have been held. It is not yet clear that this will prove a lasting trend. However, significant management action is being taken to defend sales and flex costs in order to protect profits.

Britvic has begun the year well with volumes in the first eight weeks of the year up 4%.

Across the business, we are taking the appropriate actions to drive profitable sales, service and productivity in order to mitigate the pressure from these economic conditions.

3.    UPDATE ON SEPARATION 2003

We expect the indicative timetable for the separation of the business will remain as outlined on 1 October 2002.

On that basis, in February 2003 the circular and the listing particulars will be posted to shareholders in preparation for the EGM in March. Also in February 2003 the final dividend will be paid for the year to September 30th 2002, a sum of 24.6p per share making a total of 35.3p per share for the year.

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In April the dividend for the period prior to the separation will be paid to shareholders, a sum of 6.6p per share. Court sanction will be requested for the reduction of share capital. Assuming no material change in the trading environment or capital markets, once approval is granted the two companies will then be listed separately and shareholders will receive shares in both companies and 81p in cash for each share they hold.

4.    COMMENTS

Sir Ian Prosser, Chairman, commented:

“These results were against a backdrop of tough market conditions. Our managed and franchised US hotel business showed relative resilience in this environment while our retail business showed a strong performance and Britvic continued its highly successful profit growth.

Our plan to separate the businesses and, absent a material change in circumstances in the trading environment or capital markets, return £700 million of capital, announced on 1 October, represents the next phase in our strategy to deliver value to shareholders. Over the last five years Six Continents has undergone a massive transformation selling off our leisure and brewing operations and will have returned £1.55 billion in capital together with £1.45 billion in dividends to the date of separation whilst creating two businesses which have powerful market positions.

The separation will create two excellent standalone businesses which will have greater flexibility to pursue their own strategies, will be able to pursue consolidation opportunities that are more difficult within a single Group, and which will have clear market valuations and efficient balance sheets.”

Tim Clarke, Chief Executive, commented on the past year’s performance:

“In Hotels, this has been one of the toughest trading periods ever, especially after the tragedy of 11 September 2001. Despite this, our performance has been in line with expectations and we have benefited from the relative resilience of our midscale managed and franchised hotels and from the management actions to generate revenues and improve efficiency. We have also continued to take advantage of the downturn to invest in the business, renovate our assets and drive the distribution of our brands to position us optimally for the upturn.

In Retail, we have achieved good operating profit growth, maintaining margins despite significant regulatory cost increases. A strong performance in the suburban pubs and restaurants, a focus of our conversion strategy, was partially offset by difficult trading conditions in London and in the High Street.”

He commented further on the strategy and outlook for Retail:

“Our Retail strategy is to develop strong customer offers which can add maximum value to prime sites. We drive scale benefits in productivity and margins at each level of the business. Our focus is on generating high operational cash returns.

In a market, parts of which have seen some weakening in recent weeks, we have put in place clear actions for the year ahead. We will increase marketing, promotional and pricing activity to defend the top line and we will drive further gains in staff productivity above and beyond the 15% increase of the past four years. We will also accelerate the cost reductions in the supply chain and central costs.

With the vast majority of the ex-Allied sites successfully converted, we are focusing our development programme on the highest return opportunities now available. We currently plan to spend a net £140 million this year, (£227 million last year) which will compare with estimated depreciation of £100 million.”

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Richard North, Group Finance Director and CEO of Hotels, commented on the strategy and outlook for Hotels:

“We have one of the leading brand portfolios in the hotel industry. These brands, combined with our global scale with operations in nearly 100 countries and territories, and more than 3,300 hotels and 515,000 rooms, give us real competitive advantage being number one or two in the market in each region we operate in.

We intend to build on this strong competitive position. We will develop our portfolio of strongly differentiated consumer brands and continue to improve the asset quality and service standards. At the same time we will leverage our global system scale economies to drive superior RevPAR and GOP performances. We will also continue to expand our global network of hotels, making use of selective capital investment and as we optimise capital deployment move towards a greater emphasis on managed and franchise operations.

We remain cautious as to the extent and timing of recovery in the hotel industry. However, I am confident that the excellent business that we have built up combined with our continued capital and revenue investment and our clear strategy will stand us in good stead for the future and allow us to take full advantage of the upturn.

We should also not forget Britvic, which will be retained with Hotels. This is a great business where profit before tax has increased over the last 4 years at a compound annual growth rate of 21%.”

5.    DEBT

Since the company’s announcement on 1 October 2002 of its intention to carry out the proposed business separation, the company has reviewed various options with respect to the disposition of the Notes and Debentures of the company going forward. In this process the company and its advisors have discussed this matter with a range of holders of the Notes and Debentures, the Trustee for the Notes and the Debentures, and certain members of the Association of British Insurers (“ABI”).

Disposition of Notes

The company has decided to seek to repurchase these securities while at the same time seeking consent from accepting Note holders for the removal of key covenants of these Notes. The repurchase will apply to the £10 million Notes due 2004, the Euro 25 million Notes due 2006 and the £250 million Notes due 2007.

Disposition of Debentures

The company intends to repurchase the Debentures and therefore plans to convene a meeting of Debenture holders to approve the insertion of a call option in the terms and conditions of the £250 million 10 3/8% Debenture Stock due 2016. The call option will enable the company to repurchase the Debentures at a price corresponding to a yield of 100 basis points over the yield of the U.K. Treasury Stock 8% due 2015 for a limited period of time and the call will be exercised by the company. The company expects to give notice of the meeting of Debenture holders within the next month. A special committee of Debenture holders convened under the auspices of the ABI has indicated that it finds this proposal acceptable.

In light of the intended repurchases of the Notes and the Debentures, the Board is now clear that Retail will not have any public debt obligations at the time of the Separation. Therefore, the Board does not believe there is a need for Retail to obtain a public credit rating at this stage.

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Hotels Current Trading – RevPAR 2002 vs 2001

Americas	July	Aug	Sept	Oct	Nov
InterContinental (Owned & Leased)	-7.6%	-4.1%	50.8%	31.4%	11.0%
Crowne Plaza	-10.2%	-12.2%	6.6%	6.7%	6.4%
Holiday Inn	-2.1%	-3.7%	4.6%	4.6%	1.3%
Holiday Inn Express	1.7%	0.8%	3.5%	5.1%	1.6%
EMEA
InterContinental (Owned & Leased)	-4.6%	-8.6%	6.6%	22.1%	5.2%
Holiday Inn UK Regions	4.6%	–	-2.8%	9.7%	5.5%
Holiday Inn UK London	-4.3%	-9.7%	-10.9%	14.2%	15.7%

Hotels Current Trading – RevPAR 2002 vs 2000

Americas	July	Aug	Sept	Oct	Nov
InterContinental (Owned & Leased)	-28.7%	-25.7%	-26.7%	-21.9%	-26.5%
Crowne Plaza	-8.4%	-14.9%	-20.7%	-20.3%	-18.6%
Holiday Inn	-7.0%	-7.3%	-20.7%	-12.3%	-14.9%
Holiday Inn Express	0.2%	-0.1%	-7.6%	-0.7%	-2.7%
EMEA
InterContinental (Owned & Leased)	-11.6%	-11.5%	-15.8%	-20.9%	-24.4%
Holiday Inn UK Regions	0.7%	-6.5%	1.9%	-3.1%	-2.0%
Holiday Inn UK London	-19.9%	-17.6%	-22.8%	-25.0%	-23.6%

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Additional Contents:

Chairman’s Statement
Executive Directors’ Review
Financial Statements
Operating Review
Investor Information
Quarterly US RevPAR Data

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CHAIRMAN’S STATEMENT

Overview

The year to 30 September 2002 has seen an extremely testing market for travel and tourism around the world and significant pressure on our restaurants, pubs and bars business in central London. In these conditions I am pleased to report that our Retail business performed well with operating profits up 5.1% in the ongoing business and has reinforced its leadership position in a competitive market. Britvic, our soft drinks business, had an outstanding year with operating profits up 10.5%. In Hotels, our owned upscale business suffered considerably although our midscale managed and franchise business showed its relative resilience; hotel operating profits before exceptional items fell by 38.6%.

For the Group as a whole turnover fell by 10.4% to £3,615m and profits before taxation fell by 23.7% to £558m before exceptional items. Basic earnings per share grew by 3.3%. Adjusted earnings per share, which exclude the effect of the major exceptional items, were 42.4p against 56.2p* in 2001.

We are recommending a final dividend of 24.6p per share. This makes a total dividend for the year of 35.3p per share, an increase of 2.9% on 2001.

Separation and return of capital

Over the last five years we have reshaped the Company from a leisure conglomerate to a group focused on two principal businesses, hotels, and restaurants, pubs and bars. Both businesses have developed powerful market positions with strong brand portfolios. Hotels is one of the leading global hotel companies and Retail is the leading operator of managed restaurants, pubs and bars in the UK.

Shareholders will be aware that we have been seeking a suitable opportunity to expand our branded hotel distribution. However asset prices have remained high, despite falling cashflows, and no value enhancing opportunities have been found. This being the case, the Board has decided, subject to shareholders approval and absent a material change in circumstances in the trading environment or capital markets, to return funds of £700m to shareholders and at the same time to separate the businesses.

These proposals mean that since 1997 we will have returned a total of £3 billion to shareholders, £1.55 billion in capital and £1.45 billion in dividends to the date of separation.

The separation will yield significant benefits. The two separate businesses themselves will have greater flexibility to pursue strategies appropriate to their markets and will be more able to participate in any future industry restructuring. Performance will be enhanced as a result of a sharpened management focus and we will attract, retain and motivate the best people through a closer alignment of management rewards to the individual business and stock market performance. It will create two companies that each have their own clear market valuations offering investors a choice between the businesses if they so desire.

People

Our Hotels and Retail businesses are both well placed in their markets and have considerable potential for long term growth. We have excellent staff at every level and our success is attributable to their dedication, skill and hard work.

The proposed separation of our businesses requires management change and I am delighted that Tim Clarke will become Chief Executive of the Retail company and Richard North will become Chief Executive of the Hotels company. Richard Solomons will continue as Finance Director of Hotels and Karim Naffah will become Finance Director of Retail. Tom Oliver, who is due to retire on 31 March 2003, has agreed to stay on as a consultant to the board of the Hotels company. We are grateful to him for his contribution to date and look forward to the benefit of his wisdom and experience in the future.

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Roger Carr will become Chairman of the Retail company and I will chair the Hotels company board. Sir Howard Stringer and Robert Larson will continue as non-executive directors of the Hotels company. After 13 years as a non-executive, Sir Geoffrey Mulcahy will retire at the AGM. We thank him greatly for his support and counsel. Pressures from other appointments have led Bryan Sanderson also to decide to retire from the Board at the time of the demerger. We are sorry this is necessary but wish him well. We are searching for additional non-executives with appropriate skills for both companies.

Prospects

We have been operating within an uncertain economic climate for some time now both in terms of business and consumer confidence and it remains difficult to predict future conditions. We therefore remain cautious as to the extent and timing of any recovery, and are taking appropriate management action to defend sales and flex costs in weaker trading conditions. However, with our focus on delivering excellent customer service and our rigorous approach to driving operational efficiency, we are well placed to outperform.

*Restated for FRS 19

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EXECUTIVE DIRECTORS REVIEW

Overview of 2002

Hotels

In 2002 the hotels business produced operating profits of £262 million, down 38.6%. In the Americas, a large fall in operating profit in our owned, largely upscale, business was contrasted by a resilient performance from our midscale franchise business.

Major renovations were completed at the InterContinental hotels in New York, Chicago and Madrid. Our newly renovated InterContinental hotels in the United States have, in aggregate, outperformed the market in the key cities in which they operate.

Holiday Inn celebrated its 50th anniversary in August this year and we promoted the brand heavily to gain maximum benefit in this busy leisure season. The successful rejuvenation of Holiday Inn continued with the development of a new prototype, leading to a number of new franchise agreements.

Express continued to maintain its very strong growth momentum in the mid-scale sector with an increase of 8%; or almost 8,200 rooms, and showed its market resilience with RevPAR declines of only 1.7% in the Americas.

Staybridge grew to almost 50 properties during the year and demonstrates the success of our business model with almost sixty per cent of those properties now franchised, after our initial investment in 20 properties.

Overall the hotel business has been heavily affected by the downturn in the global economy and in particular in transatlantic travel. However our balanced geographical spread and more resilient business model meant that we are be less affected than most.

Retail

Our strategy of converting unbranded properties to our profitable brands and formats has again proved successful during the year under review. We converted 198 outlets and average weekly sales per outlet in the estate overall grew from £13,900 to £14,200.

Total sales increased by 5.7% to £1.47 billion in our ongoing estate with food sales up almost 10% and drinks sales up 4%. It was a particularly strong year for our suburban and residential brands but trading elsewhere was more difficult due to over capacity and increasing competition in the High Street and a deteriorating London market.

The rollout of our brands continued to deliver high returns during the year. We converted 123 outlets to our suburban drinks brands. Ember Inns, the largest of these brands, which we developed and launched in 1999, has now 137 outlets and won the retail pub brand of the year in 2002.

Increased regulatory driven costs of some £19 million were offset by a reduction in closure and pre-opening costs and further gains in staff productivity and purchasing, where we continue to drive benefits from our operational scale.

Operating profit in the ongoing estate of £288 million split £190 million for our pubs and bars division and £98 million for our restaurants division. In total this was some 5% higher than last year and post tax cash returns on cash capital employed were over 10%, proving the strength of our retail strategy.

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Soft Drinks

Britvic has had another excellent year – continuing to grow both market share and operating profit. Volumes in the year were up over 4% with Robinsons up 13% on the previous year and Pepsi up 9%. Combined with strong cost controls generated growth in operating profit of 10.5% to £63 million.

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Hotels Outlook – Richard North

My focus in hotels is to drive forward the profits and returns of an already very strong business. Our hotels company benefits from a clear and well defined brand portfolio, strength across all areas of the world, system scale economies that help us to drive RevPAR and GOP premiums, and a flexible business model that enables us to exit property ownership once we have achieved the required scale and performance.

With our strategic imperatives firmly in mind, and against the background of a continuation of difficult conditions in the hotels industry worldwide, the hotels management team has three key priorities. These are to:

-	create a more streamlined, responsive organisation as a standalone entity, better able to capitalise on our global spread and strong brands
-	reassess our capital plans in order to determine the appropriateness of projects and their timing
-	review the plans that we have for every asset that we own with the ultimate objective of retaining only assets that have a strategic value whilst improving the overall quality of the portfolio

I have been involved with Britvic for 6 years, during that time its strategy has remained unaltered. It is simply to build its share of a competitive market by supporting its portfolio of brands. Our adherence to this strategy will continue to drive the excellent performance we have seen from the business over the last few years.

The future for the business is exciting. The building blocks are in place for us to capitalise on our new independence. We have a well defined brand portfolio; an already strong competitive position and excellent people. These factors lead me to view the future with optimism as we concentrate on driving operating profit and returns from the platform we have built.

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Retail Outlook – Tim Clarke

My priority in Retail is to build on our market leading position in UK managed pubs and restaurants and to continue to deliver the strong returns that we have driven consistently over many years.

In order to help us achieve this, I have put in place a number of strategic priorities. These are to:–

-	Increase our programme of marketing, promotional and pricing activity to drive sales, reinforced by a focus at outlet level on attentive, fast and friendly service.
-	Continue evolving our brands and formats to provide excellence and innovation in drink and food choice, service style and ambiance, ensuring we anticipate changing consumer needs and deliver these offers with flawless execution.
-	Make further gains in staff productivity above and beyond the 15% increase we have achieved over the last 4 years, through a combination of enhanced individual and team incentives, and our expertise in training and scheduling.
-	Drive the benefits of our scale, both through the supply chain, for example to drive our food profitability, and through an efficient infrastructure
-	Focus our reduced capital spend on the residential pubs and pub restaurants and ensure that capital is targeted at the sites with highest potential returns.

Progress against these actions in the next year will ensure that we continue to gain market share and become a stronger business in the process.

We have an excellent track record both at developing consumer focussed brands, such as Ember, Flares and Sizzling Pub Co to appeal to new and differentiated customer segments and at evolving them to suit the changing consumer tastes, such as with O’Neills, All Bar One, Toby Carvery and Vintage Inns.

I am, therefore, confident that our focus on delivering high quality products and services in an attractive setting coupled with the excellence and skills of the people in the business will continue to deliver the high returns that this business has generated over many years.

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PROPOSED SEPARATION AND RETURN OF CAPITAL

Separation Benefits

The separation will have the following benefits:

•	Two separate UK listed companies offering discrete investment propositions and with clear market valuations.
•	Greater flexibility for Hotels and Retail to manage their own resources and pursue strategies appropriate to their markets, which have different characteristics and opportunities.
•	Management rewards more directly aligned with business and stock market performances, helping to attract, retain and motivate the best people.
•	Sharpened management focus, helping the two businesses maximise their performance and make full use of their available resources.
•	Improved ability for Hotels and Retail to develop their strong positions through participation in industry restructuring and consolidation, if appropriate.
•	Transparent capital structure and efficient balance sheet for each business.

Payments to shareholders

•	The Board proposes a final dividend for the year to 30 September 2002 of 24.6p making a total dividend for the year of 35.3p per share. This dividend will be paid in February 2003.
•	For the period from 1st October to separation, the Board intends to declare a dividend of 6.6p per existing Six Continents’ share. This dividend will be paid in April 2003.
•	The management of Hotels intends to recommend that a final dividend for 2003 and an interim dividend for 2004 totaling 13.5p per share are declared, and will seek to grow dividends in real terms and build cover over time as the hotel cycle improves.
•	The management of Retail intends to recommend that a final dividend for 2003 and an interim dividend for 2004 totaling 8.5p per share are declared, and will seek to grow dividends in real terms.
•	Six Continents will return £700 million to shareholders at the time it separates Retail and Hotels
•	Since 1997, Six Continents PLC will have returned £3bn to shareholders comprising £l.55bn in capital and £l.45bn in dividends.

Indicative Timetable

February – details of the new companies in the form of a Shareholder Circular and Listing Particulars will be circulated to shareholders

March – shareholders vote on the plans at an Extraordinary General Meeting

April –

•	Court approval to be requested allowing the reduction of share capital
•	The two new companies will be listed separately on the stock exchange and shareholders will receive shares in Hotels and Retail and 81p in cash for each share they hold.

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GROUP SUMMARY

GROUP	2002 £m		2001 £m		Change
Turnover	3,615		4,033		-10.4%

Operating profit before major exceptional items	618		792		-22.0%
Exceptional items:
Major	(24)		(41)		–
Minor	–		(2)		–

Profit before tax (and major exceptional items)	558		731		-23.7%
Profit before tax	534		690		-22.6%
Basic earnings per share	53.0	p	51.3	p*	+3.3%
Adjusted earnings per share	42.4	p	56.2	p*	-24.6%

Net capital expenditure	(513)		(868)
Operating cash flow	207		116
Normal cash flow	(290)		(397)
Net (Acquisitions)/disposals	(15)		(129)
Net cash flow	(305)		(526)

* as restated for FRS 19 ’Deferred Tax’, which has been adopted for the first time in this preliminary financial statement. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly.

Trading for the Group in the year to 30 September 2002 was in line with expectations given the continued difficult trading conditions experienced in the global hotels market. Six Continents Hotels (SCH) continued to make both capital and revenue investment to ensure that it is well placed to gain maximum benefit from an upturn in the market. The ongoing estate in Six Continents Retail (SCR) achieved good operating profit growth, gained market share, and despite significant regulatory cost increases was able to defend its operating margins. The soft drinks business had another very successful year, and increased both its market share and operating profit.

During the year ended 30 September 2002, Group turnover from continuing operations of £3,615m fell by 10.4% on the previous year. Turnover in SCH decreased 19.2% to £1,532m in 2002. Turnover in SCR from the ongoing estate of £1,475m was 5.7% ahead of last year due to good sales growth in food, wine, soft drinks and accommodation. Soft Drinks turnover of £602m was up 5.4% on last year.

Operating profit from continuing operations and before major exceptional items was £618m against £792m in 2001. SCH operating profit before major exceptional items was £262m, down £165m against 2001. SCR operating profit from the ongoing estate at £288m was up 5.1% on last year. Soft Drinks had a very successful year with operating profit growth of over 10%.

The exceptional items before tax of £24m included an operating exceptional item of £77m and non-operating exceptional items totalling £53m, see ‘Exceptional Items’ below. These operating and non-operating exceptional items have been excluded from the calculation of adjusted earnings per share.

Profit before tax was £534m compared with £690m in 2001; excluding major exceptional items, profit before tax was £558m against £731m in the previous year. The taxation charge includes an exceptional credit of £114m in respect of the release of over provisions for tax in respect of prior years, a charge of £10m in relation to property disposals and a credit of £1m in relation to separation costs. Excluding the impact of the major exceptional items, the tax charge represented an effective rate of 30%, compared with 30.4%* for 2001.

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Basic earnings per share was 53.0p compared to 51.3p* for 2001. Adjusted earnings per share, which exclude the effect of the major exceptional items were 42.4p against 56.2p* in 2001. A final dividend of 24.6p per share has been recommended by the Board giving a total dividend for the year of 35.3p, up 2.9% on 2001.

The Group operating cash inflow of £207m was £91m greater than 2001. This increase was due to the reduced level of net capital expenditure for the Group’s continuing operations which reduced to £513m from last year’s level of £868m. After taking account of interest, dividend and tax payments, normal cash outflow was £290m compared with £397m in 2001. Net debt at the end of the year amounted to £1,177m, resulting in a balance sheet gearing ratio of 22%.

* restated for FRS 19

SIX CONTINENTS HOTELS

HOTELS	2002 £m	2001 £m	Change
Turnover	1,532	1,896	-19.2%

Operating profit before major exceptional items	262	427	-38.6%
Net capital expenditure	(259)	(607)
Operating cash flow	60	(80)
Major acquisitions	(20)	(752)

	2002 $m	2001 $m	Change
Turnover	2,262	2,726	-17.0%
Operating profit before major exceptional items:
Americas:
Owned and leased	23	78	-70.5%
Managed and upscale franchise	41	43	-4.7%
Midscale franchise	200	224	-10.7%
Total Americas	264	345	-23.5%
EMEA	184	290	-36.6%
Asia Pacific	36	26	+38.5%
Other:
FelCor and other	11	33	-66.7%
Central services	(96)	(68)	-41.2%
Goodwill amortisation	(12)	(13)	+7.7%
Total Other	(97)	(48)	-102.1%

Total	387	613	-36.9%

Strategy

During the year, Six Continents Hotels (SCH) continued to invest in its businesses and position itself for an upturn in trading, whilst taking significant action to protect profit. In order to drive turnover growth, marketing campaigns such as the reshaping of the InterContinental brand were coupled with investment in the sales force, reservations systems and e-commerce. Operating costs within the owned and leased (O&L) and managed hotel estates, together with corporate costs, were reviewed as part of stringent cost management programmes.

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Marketing programmes focused on the key strengths in the InterContinental and Holiday Inn brands. In September 2002, the InterContinental brand reshaping project was announced. This represents a $25m investment in marketing, advertising and enhancements in service and delivery, the majority of expenditure being planned to be spent in the first half of 2003. The Holiday Inn brand celebrated its 50th anniversary in August 2002 and significant media coverage, particularly in the US, ensured that brand awareness was maximised. In the UK, marketing expenditure focused on the expanded Holiday Inn brand presence following last year’s acquisition of the Posthouse hotel chain. Sixty seven of the Posthouse hotels acquired have now been re-branded as Holiday Inns, bringing the UK O&L Holiday Inn estate to 76 properties.

Scale

The total SCH system size stood at 3,325 hotels (515,525 rooms) at 30 September 2002, up from 3,267 hotels (514,696 rooms) at the start of the year. In the Americas, the expansion of Holiday Inn Express continued with another 88 properties (all franchised) added in the year. The extended-stay brand, Staybridge Suites, also continued its expansion, with 11 hotels added in the year. Two more hotels have opened since the year end, making Staybridge Suites the first up-market extended-stay hotel brand to reach 50 hotels in under four years.

Future system growth, indicated by the pipeline of hotels waiting to enter the SCH system, remained strong despite industry difficulties. At 30 September 2002 the pipeline stood at 479 hotels, with 64,362 rooms of which 24% were in the upscale brands. The events of 11 September 2001 and general world economic conditions have led to uncertainty over the short and medium term for hotel development, particularly in the US. SCH has however maintained its share of supply and the strength of SCH's brands places it in a strong position to capitalise on any system distribution opportunities as they arise.

Reservation systems and e-business

Investment in global reservation systems continued to yield benefits in 2002. During the year, SCH migrated booking for the InterContinental brand to the HolidexPlus system. It is estimated that SCH's reservation systems delivered around 30% of Americas midscale room nights sold, while internet bookings grew by 80% over the previous year to 4.5 million room nights.

SCH’s guest frequency programme, Priority Club Rewards (PCR), was re-launched in 2002 and expanded its membership to nearly 15 million members. The strength and importance of PCR was demonstrated by the fact that 29% of room nights in the Americas were sold to PCR members.

Performance

SCH's turnover decreased by 17.0% from $2,726m in 2001 to $2,262m in 2002. Turnover comparisons to last year are distorted by two non-comparable items. First, the conversion of the Bristol hotels from operating leases to management contracts, effective in the main from 1 July 2001, and second, the inclusion of twelve months of turnover from the Posthouse business compared with six months in 2001. On a comparable basis, turnover fell by 5.2%.

Operating profit before major operating exceptional items fell to $387m against $613m in 2001. In sterling terms, operating profit was £262m against £427m last year, a fall of 38.6%. The weighted average US dollar exchange rate to sterling for the year was $1.48 against $1.44 for 2001, which was marginally detrimental to the Group when the SCH result was converted into sterling.

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SCH’s operating profit was affected by both the economic slowdown in the US and the 11 September 2001 terrorist actions. The operating mix of the varying business models (O&L, management contract and franchise) demonstrated some resilience to the difficult trading conditions, with the franchise and management contract income streams being less affected by the downturn than the O&L business. In the Americas, “drive versus fly” became a key factor in the face of reduced air travel, particularly in the first half of the year. The O&L estate saw a significant fall in operating profit, whilst the midscale franchise business operating profit was less affected. Upscale markets in major US cities suffered due to their dependence upon domestic and international airline travel, whereas the “drive to” midscale segment (where SCH's franchise business is focused on Holiday Inn and Holiday Inn Express) performed better.

The decline in international travel also impacted Europe, the Middle East and Africa (EMEA), and in particular those key air travel gateway cities where SCH's upscale hotel properties are concentrated: London, Paris and Amsterdam. Asia Pacific was also adversely affected by the reduction in international travel.

Americas

The Americas system size grew by 81 hotels and 6,435 rooms to 2,604 hotels with 373,322 rooms at the end of the year. The increase in the Holiday Inn Express franchise system more than offset a reduction in Holiday Inn rooms. Total Americas operating profit was $264m compared with $345m in 2001, a 23% decline.

The Americas region was the hardest hit by the events of 11 September 2001. Revenue per available room (RevPAR) for the first six months, fell by 23% for InterContinental, 21% for Crowne Plaza, 12.8% for Holiday Inn and 3.7% for Holiday Inn Express. The remainder of the year saw an improvement in RevPAR and this improvement resulted in RevPAR for the full year down 15.0% on last year for InterContinental, 14.7% for Crowne Plaza, 7.8% for Holiday Inn but only 1.7% for Holiday Inn Express and 2.5% for Staybridge Suites.

Performance of the SCH O&L estate in the Americas is heavily dependent upon profits from the upscale hotel properties in key cities. For the full year, RevPAR for the nine comparable O&L InterContinental hotels was down 12.7% on last year, with occupancy 0.2 percentage points higher and average daily rates 13.0% lower. The refurbishments of the New York, Chicago, Miami and San Francisco InterContinental hotels were completed in the year, and this, coupled with the operational gearing of the O&L hotels, means that these hotels should demonstrate strong profit growth when revenue growth returns.

Crowne Plaza’s O&L hotels were impacted principally by the reduction in business meeting and conference travel driven by general weakness in the economy. As a result, Crowne Plaza O&L RevPAR fell by 13.8% for the year. Overall, the Americas O&L business made an operating profit of $23m against $78m in 2001.

The overall size of the midscale franchise estate (over 2,000 franchised hotels for both Holiday Inn and Holiday Inn Express) and the resilience of the franchise model to economic slowdown, meant that the business was better able to weather the difficult trading conditions. Operating profit at $200m was only 10.7% lower than 2001. RevPAR was 7.1% lower for Holiday Inn and 1.6% down for Holiday Inn Express. Whilst Holiday Inn performed in line with its market, Holiday Inn Express outperformed its market for the year.

Americas managed and upscale franchise operating profit of $41m was $2m lower than last year, reflecting the same economic difficulties that affected the O&L estate.

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Europe, the Middle East and Africa (EMEA)

EMEA	2002 $m	2001 $m	Change
Turnover	1,209	1,079	+12.0%
Operating profit before major exceptional items	184	290	-36.6%

	£m*	£m**	Change
Turnover	819	750	+9.2%
Operating profit before major exceptional items:
Owned and leased	98	171	-42.7%
Managed and franchised	27	31	-12.9%
Total	125	202	-38.1%

*translated at the weighted average exchange rate of £1 = $1.48
** translated at the weighted average exchange rate of £1 = $1.44.

EMEA turnover grew by 9.2% to £819m from £750m last year however, 2002 included the full year benefit of the Posthouse business acquired in April 2001. Operating profit was £125m versus £202m in 2001. The US economic slowdown had a strong knock-on effect on European capital city hotels, particularly in London, where the reduction in both US business and leisure travel affected occupancy levels and RevPAR. Upscale properties in London, Paris, Frankfurt, Amsterdam and Rome were particularly affected by the reduced level of international travel following the events of 11 September 2001. Encouragingly, some recovery has been evidenced in the O&L estate, where most brands saw an improvement in RevPAR in the second half of the year.

In the O&L estate, InterContinental RevPAR (excluding the Paris Le Grand InterContinental) was down by 14.4% on last year. The Paris Le Grand InterContinental closed in December 2001 for major refurbishment and is due to reopen in Spring 2003, while the InterContinental Madrid completed its refurbishment during the year.

The Holiday Inn O&L estate now includes the acquired Posthouse hotels. In the UK, RevPAR for the estate on a comparable basis fell by 9.9% as a consequence of the tough trading conditions, particularly in London which saw RevPAR declines of 20.7% on last year due to the performance of the airport and central London hotels. The Holiday Inn UK refurbishment programme is progressing in line with plan, and approximately 1,600 rooms had been refurbished by year end.

In the rest of Europe, properties in key cities suffered through the downturn in international travel, as reflected in EMEA’s Holiday Inn O&L RevPAR, which fell by 9.5% against last year. Similarly, Crowne Plaza O&L RevPAR in EMEA fell by 11.0%.

Overall, EMEA O&L hotels generated an operating profit of £98m compared with £171m in 2001. In order to drive revenue growth, the region continued to invest in marketing and targeted sales campaigns, particularly in the Holiday Inn UK business.

Operating profit for the managed and franchised business was £27m, down from £31m in 2001. In the franchised estate, Holiday Inn RevPAR was marginally ahead of last year and Express grew by 8.4%, but upscale properties were impacted by global economic conditions, and uncertainty in the Middle East.

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Asia Pacific

Turnover of $191m was 31.7% higher than last year, mainly due to the full year contribution from the InterContinental Hong Kong, acquired in August 2001. Asia Pacific operating profit was $36m, compared with $26m last year.

The events of 11 September 2001 particularly impacted the InterContinental Hong Kong, whose customer base includes a large international travel element, although in recent months trading has improved. The full year contribution from the InterContinental Hong Kong was $14m. The hotel was recently voted ‘Leading Hotel in Asia Pacific’ in the World Travel Awards and was placed 22nd in the Conde Nast Traveller US ‘Best 100 in the World’, up from 36th place last year. The Australian O&L hotels performed ahead of their competitive sets although RevPAR was 6.5% down on last year with occupancy 3.6% lower, reflecting the poor economic conditions in the region.

Other

The Other segment, which comprised central service costs and goodwill amortisation, less other income items, was $97m compared with $48m in 2001. Dividends received from FelCor Lodging Trust Inc. fell by $13m to $9m, while 2001 included $10m of income from lease terminations that were not repeated in 2002. Increased central overheads reflected the continued drive behind global brand marketing and advertising.

Cash flow and investment

Net capital expenditure amounted to £259m and included proceeds from disposals of £107m.

In the Americas, major expansion projects focused on the owned estate and included the Houston Galleria conversion from Crowne Plaza to InterContinental, the development of the InterContinental Buckhead Atlanta, and ongoing investment in owned Staybridge properties. The InterContinental refurbishment programme included expenditure on New York, Chicago, Miami and San Francisco.

In EMEA, significant expansion spend included the Crowne Plaza Birmingham NEC and the Holiday Inn Paris Disneyland. The InterContinental refurbishment program focused upon the Paris Le Grand and Madrid hotels, while Holiday Inn UK capital expenditure was focused on the ex-Posthouse estate brand conversion.

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SIX CONTINENTS RETAIL

Ongoing operating profit up by 5.1%

RETAIL	2002 £m	2001 £m	Change
Turnover:
Pubs & Bars	866	832	+4.1%
Restaurants	609	564	+8.0%
Ongoing estate	1,475	1,396	+5.7%
Inns & Other	–	161	–
Total	1,475	1,557	-5.3%

Operating profit:
Pubs & Bars	190	187	+1.6%
Restaurants	98	87	+12.6%
Ongoing estate	288	274	+5.1%
Inns	–	24	–
Other	–	7	–
Total	288	305	-5.6%
Net capital expenditure	(227)	(288)
Operating cash flow	144	66
Major disposals	–	598

Strategy

During the year, Six Continents Retail (SCR) has continued to capitalise and build on its position as the leading operator of managed pubs in order to drive future growth and returns, by evolving and creating sustainable consumer brands and unbranded formats with high levels of amenity, service and value; by developing prime sites into these brands and formats; and by maximising the benefits from corporate, brand and unit scale. This strategy continued to highlight the importance of SCR’s unique, high quality estate which has enabled it to drive value from a more diverse portfolio, of both branded and unbranded sites, without over exposure to any particular segment of the market.

Repositioning

SCR’s high quality estate consisted of 2,105 units, of which 2,083 were managed. Of the total 669 were in the Restaurants division and 1,436 in the Pubs & Bars division. At 30 September 2002 SCR had a total of 1,167 branded outlets, comprising 1,126 outlets spread across residential and city centre locations throughout the UK and 41 outlets in Germany. SCR continued its programme of converting outlets to brands and formats. In 2002, 198 conversions were completed, of which 75% were to suburban brands and formats where SCR continued to focus the majority of its development expenditure. Of the ex-Allied Domecq sites acquired in October 1999, 401 have been converted to SCR brands and formats, achieving sales uplifts of around 40%. SCR has some 500 unbranded sites in its portfolio that are suitable for conversion to its brands or formats over the next three years, providing opportunity for further profit growth and high returns.

Performance

Total sales in the ongoing estate of £1,475m were 5.7% ahead of last year, with food sales up by 9.8% and drink sales up by 4.4%. A strong performance in suburban pubs and restaurants was partially offset by difficult trading conditions in London and the competitive high street. Sales per outlet increased from £13,900 per week in 2001 to £14,200 per week in 2002, and invested like-for-like sales were up by 2.0%. The number of outlets trading in excess of £20,000 per week increased from 350 in 2001 to 370 in 2002, an increase of 5.7%. Despite an estimated £19m increase in regulatory driven costs, SCR was able to defend its margins through a combination of increased staff productivity, purchasing economies and price increases above inflation. However, as a result of its pricing policy SCR has deliberately foregone some volume in order to protect margins. As a consequence of these factors and the effects of the poor weather during the summer compared to last year, core uninvested outlet like-for-like sales were down by 1.5%.

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Pubs & Bars sales grew by 4.1% to £866m, with particularly strong growth in the residential pub market, led by strong growth from Ember Inns and Scream. Trading in the city centre drink market was weaker due to increased competition, and the performance of London pubs and bars was impacted by the downturn in the financial services industry and a reduced number of overseas visitors to London. Operating profit of £190m was up 1.6% on last year.

Restaurants sales of £609m were up by 8.0% on last year, with a strong performance in the suburban pub restaurants sector, led by Toby Carvery and Vintage Inns. Operating profit was 12.6% ahead at £98m, despite difficult trading conditions experienced in the city centre food–led outlets due to their London bias.

Operating profit in the ongoing estate of £288m was 5.1% ahead of last year. Post tax cash return on cash capital employed was over 10% in the year.

Cash flow and investment

SCR generated an operating cash inflow of £144m after net capital expenditure of £227m. During the year, £163m was spent on outlet acquisitions, conversions and expansion, which included £55m on conversion of ex-Allied Domecq pubs to SCR brands.

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SOFT DRINKS

Operating profit up by 10.5%

SOFT DRINKS	2002 £m	2001 £m	Change
Turnover	602	571	+5.4%
Operating profit	63	57	+10.5%
Net capital expenditure	(31)	(28)
Operating cash flow	77	99

Strategy

Soft Drinks continued to grow its market share in a number of key segments in which it operates. This growth was achieved by supporting its existing strong portfolio of brands and by continued investment in new product development. On 14 August 2002, Soft Drinks purchased the business and the rights in the UK and Republic of Ireland for Red Devil, an energy drink. This acquisition represented an important addition to Soft Drinks brand portfolio and will enable it to gain an increased share of the fast-growing energy drinks market.

Performance

Soft Drinks had a very successful year, and increased both its market share and operating profit. Robinsons’ volumes were up 13% on the previous year and increased its share of the dilutables market by some 2.7 percentage points. Fruit Shoot continued to perform strongly and captured 4.9% of the fruit drinks take-home market. Pepsi volumes were up by over 9% on the previous year, and Soft Drinks increased its overall share of the take-home carbonates market by 0.3%. Total volumes were 4.4% ahead of last year and turnover of £602m was up 5.4% on the previous year. Strong business controls resulted in operating profit growth of over 10% to £63m.

Cash flow and investment

During the year, Soft Drinks made significant investment in new product development and increased its capacity for Fruit Shoot production. Operating cash inflow was £77m compared with £99m last year, after capital expenditure of £31m, up £3m on the previous year.

EXCEPTIONAL ITEMS

Tangible fixed assets have been written down by £113m following an impairment review of the hotel estate; £77m has been charged as an operating exceptional item and £36m reverses previous revaluation gains. Non-operating exceptional items of £53m included the release of £48m of disposal provisions no longer required and the receipt of £9m in respect of the finalisation of completion accounts issues, both of which related to the disposal of Bass Brewers in August 2000. In addition, £4m has been charged for costs incurred to 30 September 2002 in evaluating the proposals announced by the Board on 1 October 2002 to separate the Group’s retail business from the hotel and soft drinks operations. These operating and non-operating exceptional items have been treated as major exceptional items and have therefore been excluded from the calculation of adjusted earnings per share.

The taxation charge includes an exceptional credit of £114m in respect of the release of tax provisions from prior years, a charge of £10m in relation to property disposals and a credit of £1m in relation to the separation costs referred to above. The exceptional credit of £114m and the credit of £1m in respect of separation costs have been treated as major exceptional items and have been excluded from the calculation of adjusted earnings per share.

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INTEREST

The net interest charge was £60m compared to £59m in 2001. The effect of a higher level of net debt was offset by both lower average interest rates, a weaker US dollar exchange rate against sterling and the impact of translation hedging as set out below.

To hedge the exposures arising from the translation of foreign currency denominated assets and income streams, borrowings are taken out in foreign currencies. This is carried out partly with currency swaps, which are equivalent to a deposit in sterling and the borrowing of an equivalent amount in the required currency. These are used together with interest rate swaps and other instruments which protect the Group against rises in interest rates. The use of such interest rate and currency swaps for hedging purposes reduced the Group’s interest charge by a net £19m, representing the difference between sterling deposit rates and US dollar, euro or Australian dollar borrowing rates, together with the additional interest payable under the interest rate swaps.

TAXATION

Excluding the impact of the major exceptional items, the tax charge represents an effective rate of 30.0%, compared with 30.4%* for 2001. These rates reflect the adoption of FRS 19.

Excluding the effect of major exceptional items and prior year items, the Group’s tax rate was 35.8%. The difference from the UK statutory rate of 30% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.

* restated for FRS 19.

EARNINGS AND DIVIDENDS

Earnings totalled £457m in 2002, compared with £443m* in 2001, and the equivalent basic earnings per share were 53.0p and 51.3p* respectively. As in previous years, earnings per share have been adjusted to eliminate the distorting effect of the major exceptional items, with the result that, adjusted earnings per share were 42.4p, compared with 56.2p* in 2001.

The Board has proposed a final dividend of 24.6p per share, bringing the total dividend for the year to 35.3p. This represents an increase of 2.9% on last year and gives dividend cover of 1.2 times based on adjusted earnings.

*restated for FRS 19.

CASH FLOW	2002 £m	2001 £m	Change £m
Operating activities	720	984	(264)
Net capital expenditure	(513)	(868)	355
Operating cash flow	207	116	91

Interest, dividends and taxation	(497)	(513)	16
Normal cash flow	(290)	(397)	107
Net (acquisitions)/disposals	(15)	(129)	114

Net Cash flow	(305)	(526)	221

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Operating cash inflow of £207m was £91m higher than last year’s cash inflow of £116m. This reflected a much lower level of net capital expenditure in the year, which decreased from £868m in 2001 to £513m in 2002. SCH’s net capital expenditure was £348m lower than in 2001, although last year included the acquisition of the InterContinental Hong Kong for $346m. SCR net capital expenditure of £227m included £162m in respect of outlet acquisitions, conversions and expansion and this included £55m on conversion of the ex-Allied Domecq pubs to SCR brands.

Payment of interest, dividends and taxation of £497m was £16m lower than 2001. Net debt at 30 September 2002 was £1,177m, compared with £1,001m at the start of the year.

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GROUP PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2002

Before major exceptional items 2002 £m	Total 2002 £m	Before major exceptional items 2001* £m	Total 2001* £m
Turnover – continuing operations (note 3)	3,615	3,615	4,033	4,033

Costs and overheads, less other income	(2,997)	(3,074)	(3,241)	(3,284)

Operating profit – continuing operations (note 4)	618	541	792	749

Non-operating exceptional items (note 5)	–	53	(2)	–

Profit on ordinary activities before interest	618	594	790	749

Net interest (note 6)	(60)	(60)	(59)	(59)

Profit on ordinary activities before taxation	558	534	731	690

Tax on profit on ordinary activities (note 7)	(167)	(52)	(222)	(223)

Profit on ordinary activities after taxation	391	482	509	467

Minority equity interests	(25)	(25)	(24)	(24)

Earnings available for shareholders	366	457	485	443

Dividends on equity shares	(305)	(305)	(293)	(293)

Retained for reinvestment in the business	61	152	192	150

Earnings per ordinary share (note 8):
Basic	–	53.0	p	–	51.3	p
Diluted	–	52.7	p	–	51.0	p
Adjusted	42.4	p	–	56.2	p	–

*	Restated on the adoption of FRS 19 (see note 1)

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STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES

For the year ended 30 September 2002

	2002 £m	2001* £m
Earnings available for shareholders	457	443
Reversal of previous revaluation gains due to impairment	(36)	–
Exchange differences	(36)	7

Total recognised gains for the period	385	450

Prior year adjustment on adoption of FRS 19	(264)

Total recognised gains since previous year end	121

*	Restated on the adoption of FRS 19 (see note 1).

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

For the year ended 30 September 2002

	2002 £m	2001* £m
Earnings available for shareholders	457	443

Dividends	(305)	(293)

	152	150
Reversal of previous revaluation gains	(36)	–
Exchange differences	(36)	7
Issue of ordinary shares	3	9
Repurchase of ordinary shares	–	(103)
Movement in goodwill**	98	(9)

Net addition to shareholders’ funds	181	54

Opening shareholders’ funds as previously reported	5,449	5,379
Prior year adjustment on adoption of FRS 19	(264)	(248)

Opening shareholders’ funds as restated	5,185	5,131

Closing shareholders’ funds	5,366	5,185

*	Restated on the adoption of FRS 19 (see note 1).
**	Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

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GROUP CASH FLOW STATEMENT

For the year ended 30 September 2002

	2002 £m	2001 £m

Operating activities (note 9)	720	984

Interest paid	(186)	(229)
Dividends paid to minority shareholders	(13)	(5)
Interest received	124	160

Returns on investment and servicing of finance	(75)	(74)

UK corporation tax paid	(96)	(102)
Overseas corporate tax paid	(27)	(47)

Taxation	(123)	(149)

Paid: Tangible fixed assets	(648)	(939)
Fixed asset investments	(14)	(37)
Received: Tangible fixed assets	134	101
Fixed asset investments	15	7

Capital expenditure and financial investment	(513)	(868)

Acquisitions	(24)	(1,014)
Cash and overdrafts acquired	–	262
Disposals	9	624
Cash and overdrafts disposed	–	(1)

Acquisitions and disposals	(15)	(129)

Equity dividends	(299)	(290)

Net cash flow (note 9)	(305)	(526)

Management of liquid resources and financing	295	493

Movement in cash and overdrafts	(10)	(33)

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GROUP BALANCE SHEET

30 September 2002

	2002 £m	2001* £m
Intangible assets	173	174
Tangible assets	7,641	7,558
Investments	249	266

Fixed assets	8,063;	7,998

Stocks	91	90
Debtors	623	577
Investments	218	366
Cash at bank and in hand	84	67

Current assets	1,016	1,100
Creditors: amounts falling due within one year
Borrowings	(848)	(415)
Other creditors	(1,425)	(1,594)

Net current liabilities	(1,257)	(909)

Total assets less current liabilities	6,806	7,089

Creditors: amounts falling due after one year
Borrowings	(631)	(1,019)
Other creditors	(133)	(161)
Provisions for liabilities and charges
Deferred taxation	(495)	(487)
Other provisions	(32)	(104)
Minority equity interests	(149)	(133)

Net assets (note 13)	5,366	5,185

Capital and reserves
Equity share capital	243	242
Share premium account	802	799
Revaluation reserve	1,020	1,025
Capital redemption reserve	853	853
Profit and loss account	2,448	2,266

Equity shareholders’ funds	5,366	5,185

*	Restated on the adoption of FRS 19 (see note 1).

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NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.    Basis of preparation

The preliminary financial statements comply with applicable accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2001. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2001, except in respect of deferred tax as detailed below.

Financial Reporting Standard (FRS) 19 ‘Deferred Tax’ applies for the first time this year. This standard requires full provision, subject to certain exceptions, for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Previously, Statement of Standard Accounting Practice (SSAP) 15 ‘Accounting for deferred tax’ required recognition of deferred tax assets and liabilities to the extent it was probable timing differences would reverse in the foreseeable future. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect on the Group profit and loss account has been to increase the tax charge by £18m (2001 £14m) and to increase minority equity interests by £3m (2001 £2m). The Group balance sheet effect is to increase deferred tax provisions by £298m (2001 £279m) and reduce minority interests by £12m (2001 £15m). In applying FRS 19, deferred tax provisions have not been calculated on a discounted basis. FRS 19 has no impact on cash flows.

2.    Exchange rates

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rate is £1=$1.48 (2001 £1=$1.44). In the case of the euro, the translation rate is £1 = €1.60 (2001 £1 = €1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on 30 September 2002. In the case of the US dollar, the translation rate is £1=$1.56 (2001 £1=$1.47). In the case of the euro, the translation rate is £1 = €1.59 (2001 £1 = €1.61).

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3.    Turnover*

	2002		2001
	$m	£m	$m	£m
Hotels**
Americas	862	584	1,502	1,045
EMEA	1,209	819	1,079	750
Asia Pacific	191	129	145	101

	2,262	1,532	2,726	1,896

Retail
Pubs & Bars		866		832
Restaurants		609		564
Inns		–		124
Other		–		37

		1,475		1,557
Soft Drinks		602		571
Other activities		8		16
Inter-divisional		(2)		(7)

		3,615		4,033

*	Reflects 52 weeks (2001 52 weeks) trading, with the exception of Hotels which reflects 12 months (2001 12 months) trading.

**	The dollar amounts shown are translated at weighted average rates of exchange (see note 2).

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4.    Operating profit*

	2002		2001
	$m	£m	$m	£m
Hotels**
Americas	264	178	345	240
EMEA	184	125	290	202
Asia Pacific	36	24	26	18
Other	(97)	(65)	(48)	(33)

	387	262	613	427

Retail
Pubs & Bars		190		187
Restaurants		98		87
Inns		–		24
Other		–		7

		288		305
Soft Drinks		63		57
Other activities		5		3

Operating profit before operating exceptional items		618		792
Hotels operating exceptional items (note 5)		(77)		(43)

Operating profit		541		749

*	Reflects 52 weeks (2001 52 weeks) trading, with the exception of Hotels which reflects 12 months (2001 12 months) trading.

**	The dollar amounts shown are translated at weighted average rates of exchange (see note 2).

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5.    Exceptional items

	2002 £m	2001* £m
Operating exceptional items:
Hotels impairment charge** (note a)	(77)	–
Hotels exceptional costs** (note b)	–	(43)
Non-operating exceptional items:
Loss on disposal of fixed assets	–	(2)
Profit on disposal of Bass Brewers** (note c)	57	38
Loss on disposal of other operations** (note d)	–	(36)
Demerger costs (note e)**	(4)	–

Total exceptional items before taxation	(24)	(43)

Tax charge on above items	(9)	(1)
Exceptional tax credit** (note f)	114	–

Total exceptional items after taxation	81	(44)

a.	Tangible fixed assets have been written down by £113m following an impairment review of the hotel estate. £77m has been charged as an operating exceptional item and £36m reverses previous revaluation gains.
b.	Related to exceptional reorganisation, restructuring and strategic appraisal costs in the Hotels division.
c.	Bass Brewers was disposed of in August 2000. The profit in 2002 comprises £9m received in respect of the finalisation of completion account adjustments together with the release of disposal provisions no longer required of £48m. The profit in 2001 arose from deferred consideration and the finalisation of the pension scheme transfer.
d.	Related to and resulted from the disposal of 988 smaller unbranded pubs by the Retail division.
e.	On 1 October 2002, the board announced its intention to demerge the Group’s retail business from its hotels and soft drinks operations (see note 16). The costs of evaluating the demerger incurred to 30 September 2002 were £4m, comprising external professional fees.
f.	Represents the release of over provisions for tax in respect of prior years.

Exceptional items arise from continuing operations with the exceptions of the profit on disposal of Bass Brewers and the exceptional tax credit which relate to discontinued operations.

*        Restated on the adoption of FRS 19 (see note 1).

**     Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 8).

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6.    Net interest

	2002 £m	2001 £m
Interest receivable	116	165
Interest payable and similar charges	(176)	(224)

	(60)	(59)

7.    Taxation

	2002		2001*
	Before major exceptional items £m	Major exceptional items £m	Total £m	Total £m
Current tax
UK corporation tax at 30%	91	(114)	(23)	82
Foreign tax	64	–	64	112

	155	(114)	41	194
Deferred tax	12	(1)	11	29

	167	(115)	52	223

Further analysed as tax relating to:
Profit before exceptional items	157	–	157	222
Exceptional items:
Operating	–	–	–	(10)
Non-operating	10	(1)	9	11
Tax credit	–	(114)	(114)	–

	167	(115)	52	223

*	Restated on the adoption of FRS 19 (see note 1).
The effective tax rate for the year, excluding major exceptional items, is 30% (2001 30.4% restated for FRS 19)

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8.    Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £457m (2001 £443m*) by 863m (2001 863m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 867m (2001 869m).

Adjusted earnings per ordinary share are calculated as follows:

	2002 pence per ordinary share	2001* pence per ordinary share
Basic earnings	53.0	51.3
Major exceptional items, less tax thereon (see notes 5, 7)	(10.6)	4.9

Adjusted earnings	42.4	56.2

Adjusted earnings as previously reported		60.1

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

*	Restated on the adoption of FRS 19 (see note 1).

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9.    Net cash flow

	2002 £m	2001 £m
Operating profit before major exceptional items	618	792
Depreciation and amortisation	271	238
Other non-cash items	(4)	1

Earnings before interest, taxation, depreciation and amortisation and major exceptional items	885	1,031
Increase in stocks	(1)	–
(Increase)/decrease in debtors	(92)	83
Decrease in creditors	(37)	(94)
Provisions expended	(18)	(13)

Operating activities before expenditure relating to major exceptional items	737	1,007

Major operating exceptional expenditure	(17)	(23)
Operating activities	720	984
Net capital expenditure (note 10)	(513)	(868)

Operating cash flow (note 11)	207	116
Net interest paid	(62)	(69)
Dividends paid	(312)	(295)
Tax paid	(123)	(149)

Normal cash flow	(290)	(397)
Acquisitions	(24)*	(752)
Disposals	9	623

Net cash flow	(305)	(526)

* Includes £20m in respect of Posthouse, the hotel business acquired in April 2001.

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10.    Net capital expenditure

	2002 £m	2001 £m
Hotels	259	607
Retail	227	288
Soft Drinks	31	28
Other activities	(4)	(55)

	513	868

11.    Operating cash flow

	2002 £m	2001 £m
Hotels	60	(80)
Retail	144	66
Soft Drinks	77	99
Other activities	(74)	(9)

Continuing operations	207	76
Discontinued operations – Bass Brewers	–	40

	207	116

12.    Net debt

	2002 £m	2001 £m
Opening net debt	(1,001)	(345)
Net cash flow (note 9)	(305)	(526)
Ordinary shares issued	3	9
Ordinary shares repurchased	–	(103)
Other movements arising on acquisitions	–	(38)
Exchange and other adjustments	126	2

Closing net debt	(1,177)	(1,001)

Comprising:
Cash at bank and in hand	84	67
Overdrafts	(66)	(37)
Current asset investments	218	366
Other borrowings:
Due within one year	(782)	(378)
Due after one year	(631)	(1,019)

	(1,177)	(1,001)

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13.    Net assets

	2002 £m	2001* £m
Hotels	3,990	3,949
Retail	3,467	3,328
Soft Drinks	246	252
Other activities	151	23

	7,854	7,552
Net debt	(1,177)	(1,001)
Other net non-operating liabilities	(1,311)	(1,366)

	5,366	5,185

*	Restated on the adoption of FRS 19 (see note 1).

14.    Pensions

The Group’s pension schemes are subject to actuarial valuations as at 31 March 2002 and these are in the process of being finalised. Although the pension funds were fully funded on an actuarial basis at that date, the impact of the weaker equity market combined with lower gilt yields since 31 March 2002 means that at 30 September 2002 they were in deficit on an actuarial basis. The Board has therefore agreed to make additional cash contributions to the schemes totalling £60m, of which £15m was paid at the end of September 2002, and a further £45m is expected to be paid in the year to 30 September 2003.

The Group continues to account for pensions under SSAP 24 ‘Accounting for pension costs’. FRS 17 ‘Retirement benefits’ requires additional disclosures in the notes to the accounts including the surplus or deficit in the pension schemes measured on a market value basis at the balance sheet date. At 30 September 2002, the FRS 17 deficit in the Group’s two principal pension schemes was £315m (2001 £9m), reduced to £220m (2001 £6m) after tax.

15.    Contingent liabilities

At 30 September 2002, the Group had contingent liabilities of £16m (2001 £122m), mainly comprising guarantees given in the ordinary course of business.

16.    Post balance sheet events

On 1 October 2002, the Board announced its intention to demerge the Group’s retail business from its hotels and soft drinks operations, and to return £700m of capital to shareholders. These proposals are subject to shareholder and regulatory approval and are not expected to become effective before April 2003.

On 5 December 2002, the Group announced a tender offer for the repurchase of all outstanding medium term loan Notes. The offer will apply to the £10m Notes due 2004, the €25m Notes due 2006 and the £250m Notes due 2007, and was due to close on or around 20 December 2002. On the same date the Group announced its intention to repurchase the £250m Debenture Stock due 2016.

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17.    US GAAP information

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2001 and Form 20-F 2001.

Under US GAAP, the Group’s net income per American Depositary Share and shareholders’ equity, in dollars translated at the rates of exchange shown in note 2, would be:

	2002 £m	2001* £m
Net income	453	707

	$m	$m
Net income (in US $)	670	1,018

	$	$
Net income per American Depositary Share:
Basic** Continuing operations	0.48	0.32
Discontinued operations	0.30	0.86

	0.78	1.18

Diluted*** Continuing operations	0.48	0.32
Discontinued operations	0.29	0.85

	0.77	1.17

	£m	£m
Shareholders’ equity	6,034	6,240

	$m	$m
Shareholders’ equity (in US $)	9,413	9,173

*	Restated to reflect the adoption of FRS 19 under UK GAAP (with no net effect on net income or shareholders’ equity under US GAAP) and a revision to the calculation of the US GAAP adjustments for the profit on disposal of fixed assets and the change in fair value derivatives which have reduced previously reported net income under US GAAP by £44m and shareholders equity by £30m.

**	Calculated by dividing net income in accordance with US GAAP of $670 (2001 $1,018m), by 863m (2001 863m) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share.

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***	Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 867m (2001 869m).

****	The Group’s Retail business, which is subject to the demerger proposals (see note 16), is a discontinued operation under US GAAP.

18.    Group financial statements

This preliminary statement of results was approved by the Board on 4 December 2002. It does not represent the full Group financial statements of Six Continents PLC and its subsidiary undertakings which will be delivered to the Registrar of Companies in due course. Other than the restatements referred to in note 1 above, the financial information for the year ended 30 September 2001 has been extracted from the Group's published financial statements for that year as filed with the Registrar of Companies.

19.    Auditors’ review

The auditors have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

This presentation does not constitute an offer or invitation to purchase securities.

This announcement of the preliminary results for the year ended 30 September 2002 contains certain forward–looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made in the Chairman’s Statement and the Executive Directors’ Review. These forward–looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward–looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including (but not limited to): events that impact domestic or international travel; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest rates and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the impact of the European Economic and Monetary Union; the ability of Six Continents to maintain appropriate levels of insurance, and; changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20–F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

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INVESTOR INFORMATION

Dividend – Ordinary Shares

The final dividend of 24.6 pence per ordinary share will be paid on 17 February 2003 to holders of ordinary shares on the Company's Register at the close of business on 20 December 2002, subject to the dividend being approved at the Annual General Meeting to be held on 13 February 2003. The proposed ex dividend date for the ordinary shares is 18 December 2002.

Dividend – American Depositary Receipts (ADRs)

Payment of the final dividend to ADR holders will be made on 27 February 2003 to holders of record on 20 December 2002. The ADRs will be quoted ex dividend from 18 December 2002. The exchange rate to be used in determining the dollar payment to ADR holders will be the £/$ rate on 17 February 2003.

Annual General Meeting

The Annual General Meeting of the Company will be held at 12.00 noon on Thursday 13 February 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Annual General Meeting, setting out the business to be transacted, will be enclosed with the Annual Report which will shortly be posted to the holders of listed securities in the Company and will be available to the public at the registered office of the Company and on the Company's website.

Registered Office:	20 North Audley Street, London, W1K 6WN
Telephone:	+44 20 7409 1919
Website:	www.sixcontinents.com

For further information, please contact Six Continents PLC:

Switchboard:	+44 20 7409 1919
Richard North, Finance Director	+44 20 7409 1919
Mark Rigby, Director of Corporate Affairs:	+44 20 7409 8150
Alastair Scott, Head of Investor Relations:	+44 20 7355 6532

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RevPAR by Region, Ownership & Brand (Quarter Ended September 2002)

	Occ %		ADR US$		RevPAR US$
	Actual	Growth	Actual	Growth	Actual	Growth
OWNED & LEASED
Americas
Inter-Continental	63.8%	5.0%	155.70	-5.0%	99.28	3.1%
Crowne Plaza	73.6%	4.1%	105.08	-8.8%	77.36	-3.5%
Holiday Inn	66.4%	-4.3%	71.39	-6.6%	47.43	-12.3%
Staybridge	72.1%	2.0%	87.43	1.2%	63.05	4.0%

EMEA
Inter-Continental	69.8%	-3.0%	165.57	2.1%	115.57	-2.2%
Crowne Plaza	74.8%	-1.7%	99.62	-0.5%	74.51	-2.7%
Holiday Inn	73.5%	-0.6%	84.97	-1.3%	62.43	-2.2%
Express	59.8%	-8.5%	59.20	2.6%	35.42	-10.2%
Asia Pacific
Inter-Continental	52.3%	-9.5%	175.62	54.8%	91.90	31.1%
Crowne Plaza	62.5%	-2.9%	72.73	-6.6%	45.48	-10.8%
Holiday Inn	78.4%	1.3%	57.50	-3.1%	45.07	-1.4%

MANAGED
Americas
Inter-Continental	50.9%	-0.1%	112.18	-8.5%	57.15	-8.7%
Crowne Plaza	63.5%	4.3%	101.23	-9.9%	64.28	-3.4%
Holiday Inn	67.2%	1.4%	77.86	-6.6%	52.31	-4.7%
Express	71.6%	6.9%	86.19	-8.9%	61.75	0.8%

EMEA
Inter-Continental	57.0%	8.1%	100.11	-4.8%	57.08	11.0%
Crowne Plaza	71.1%	7.8%	92.63	-4.4%	65.88	7.4%
Holiday Inn	60.5%	1.5%	58.91	0.0%	35.66	2.6%
Express	56.2%	-3.0%	54.54	-1.1%	30.63	-6.0%
Asia Pacific
Inter-Continental	64.7%	-1.9%	124.71	-3.3%	80.63	-6.1%
Crowne Plaza	65.1%	-0.4%	58.85	-1.4%	38.29	-2.1%
Holiday Inn	73.4%	3.4%	48.69	-1.4%	35.74	3.4%
Express	59.4%	5.8%	62.29	-8.1%	37.01	1.9%

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RevPAR by Region, Ownership & Brand (Quarter Ended September 2002)

	Occ %		ADR US$		RevPAR US$
	Actual	Growth	Actual	Growth	Actual	Growth
FRANCHISED
Americas
Inter-Continental	49.9%	1.8%	104.06	-6.8%	51.88	-3.3%
Crowne Plaza	64.3%	1.9%	86.80	-9.0%	55.85	-6.2%
Holiday Inn	65.2%	0.5%	80.10	-1.2%	52.25	-0.5%
Express	68.5%	1.0%	75.20	0.0%	51.49	1.5%
Staybridge	69.9%	10.8%	81.69	-2.9%	57.10	14.8%

EMEA
Inter-Continental	76.5%	25.8%	116.94	31.9%	89.43	98.9%
Crowne Plaza	65.5%	-0.2%	101.08	6.0%	66.17	5.7%
Holiday Inn	67.7%	2.4%	71.09	4.1%	48.14	8.0%
Express	76.8%	4.1%	72.10	7.6%	55.35	13.7%
Asia Pacific
Inter-Continental	70.7%	3.2%	132.10	3.5%	93.45	8.5%
Crowne Plaza	69.4%	1.3%	97.10	17.6%	67.41	19.8%
Holiday Inn	64.3%	0.8%	54.48	-8.4%	35.03	-7.3%
Express	64.0%	3.1%	52.39	-4.0%	33.52	0.8%

TOTAL
Americas
Inter-Continental	54.4%	2.4%	124.77	-5.2%	67.87	-0.9%
Crowne Plaza	64.8%	2.6%	91.90	-9.9%	59.55	-6.2%
Holiday Inn	65.4%	0.5%	79.79	-1.8%	52.20	-1.0%
Express	68.5%	1.0%	75.29	-0.1%	51.58	1.4%
Staybridge	70.9%	7.2%	84.35	-1.4%	59.81	9.8%

EMEA
Inter-Continental	63.2%	5.3%	137.43	3.3%	86.85	12.7%
Crowne Plaza	69.9%	1.6%	98.18	0.8%	68.68	3.2%
Holiday Inn	68.5%	1.5%	74.06	1.7%	50.75	3.9%
Express	74.4%	2.8%	70.62	7.1%	52.53	11.3%
Asia Pacific
Inter-Continental	65.7%	-0.6%	130.68	3.1%	85.90	2.2%
Crowne Plaza	65.6%	-0.5%	67.58	0.3%	44.35	-0.5%
Holiday Inn	71.7%	2.5%	51.06	-3.4%	36.59	0.1%
Express	62.4%	4.0%	55.63	-5.1%	34.72	1.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	5th December 2002